Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2017 RESULTS; STRONG OPERATIONAL PERFORMANCE CONTINUES; FULL YEAR PRODUCTION GUIDANCE INCREASED; NUNAVUT PROJECTS ADVANCING ON SCHEDULE AND BUDGET; POSITIVE EXPLORATION RESULTS AT MULTIPLE PROJECTS

Toronto (July 26, 2017) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $61.9 million, or $0.27 per share, for the second quarter of 2017.  This result includes non-cash foreign currency translation gains on deferred tax liabilities of $12.1 million ($0.05 per share), various mark-to-market and other adjustment losses of $10.3 million ($0.04 per share), unrealized gains on financial instruments of $7.9 million ($0.03 per share) and non-cash foreign currency translation losses of $2.7 million ($0.01 per share).  Excluding these items would result in adjusted net income1 of $54.9 million or $0.24 per share for the second quarter of 2017.  In the second quarter of 2016, the Company reported net income of $19.0 million or $0.09 per share.

Not included in the second quarter of 2017 adjusted net income above is non-cash stock option expense of $3.8 million ($0.02 per share).

For the first six months of 2017, the Company reported net income of $137.8 million, or $0.60 per share.  This compares with the first six months of 2016 when net income was $46.8 million, or $0.21 per share.  Financial results in the 2017 period were positively affected by higher gold sales volumes and realized prices (approximately 6% and 1% higher, respectively) and lower depreciation expense.

In the second quarter of 2017, cash provided by operating activities decreased to $184.0 million ($197.2 million before changes in non-cash components of working capital) compared with cash provided by operating activities of $229.5 million in the second quarter of 2016 ($192.7 million before changes in non-cash components of working capital).  The cash provided by operating activities before changes in working capital during the current period were essentially the same.

1  Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

For the first six months of 2017, cash provided by operating activities was $406.6 million ($421.2 million before changes in non-cash components of working capital), as compared with the first six months of 2016 when cash provided by operating activities was $375.2 million ($360.2 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in working capital during the first six months of 2017 was mainly due to a combination of higher gold and by-product metals production and higher realized gold prices.

“As a result of continued strong production and cost performance at all of our mines, we have increased our gold production guidance to 1.62 million ounces from 1.57 million ounces and reduced our total cash cost guidance from $610 per ounce to $595 per ounce”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “In addition to strong operating and financial results, we continue to make very good progress on the exploration and development front.  Our Nunavut projects are advancing on schedule and budget, and we are also generating positive exploration results at many of our minesites, which should support future growth initiatives”, added Mr. Boyd.

Second Quarter 2017 highlights include:

•                  Operations continue to deliver strong performance — Payable gold production2 in the second quarter of 2017 was 427,743 ounces of gold at production costs per ounce of $634, total cash costs3 per ounce of $556 and all-in sustaining costs per ounce 4 (“AISC”) of $785

•                  Full year production guidance increased and unit cost forecasts reduced — Given the strong first half operational performance, 2017 production is now expected to be 1.62 million ounces compared to previous guidance of 1.57 million ounces.  Total cash costs per ounce are now expected to be $580 to $610 (previously $595 to $625) and AISC are expected to be $830 to $880 per ounce (previously $850 to $900)

•                  Meliadine project continues to progress on schedule and budget — Underground development is ahead of plan and engineering was 80% complete at the end of June 2017.  Construction activities are progressing well with cranes and

2  Payable production of a mineral means the quantity of mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3  Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

4  All-in-sustaining costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

structural steel for the erection of surface buildings being moved to site from the Rankin Inlet laydown facility.  The first delivery of the shipping season arrived in Rankin Inlet on June 30, 2017.  Since then, three deliveries of construction materials have been received at Rankin Inlet.  Four additional deliveries of construction materials are expected over the next two months

•                  Amaruq exploration program continues to yield positive results — At Amaruq, infill drilling has been completed on the Whale Tail and V Zone deposits, and other target areas are now being explored.  Significant results include: 6.9 grams per tonne (“g/t”) over 6 metres on the western extension of the planned Whale Tail pit and 20.4 g/t gold over 10.4 metres at the V Zone at 225 metres depth, beneath the planned pit outline

•                  Infill and exploration drilling expected to result in mineral resource additions and conversions at multiple properties — Significant results include: 7.1 g/t gold over 33.5 metres at the Rimpi deposit at Kittila, 23.7 g/t gold over 10.9 metres at LaRonde 3 and 1.6 g/t gold over 18.2 metres near surface at the Bravo deposit at Creston Mascota

•                  A quarterly dividend of $0.10 per share was declared

Second Quarter Financial and Production Highlights — Higher Gold Production, Lower Production Costs — 2017 Cost Forecasts Decrease

In the second quarter of 2017, strong operational performance continued at the Company’s mines.  Payable gold production was 427,743 ounces, compared to 408,932 ounces in the second quarter of 2016.  The higher level of production in the 2017 period was primarily due to higher grades mined at Meadowbank and Canadian Malartic.  A detailed description of the production of each of the Company’s mines is set out below.

In the first six months of 2017, payable gold production was 845,959 ounces, compared to 820,268 ounces in the 2016 period.  The higher level of production in the 2017 period was primarily due to higher grades mined at Meadowbank.

Production costs per ounce for the second quarter of 2017 were $634, which was essentially the same as the $625 in the 2016 period.  Total cash costs per ounce for the second quarter of 2017 were $556 which was 6% lower compared to $592 per ounce for the second quarter 2016.  Total cash costs per ounce in the second quarter of 2017 were positively affected by higher production of gold at Meadowbank and Canadian Malartic.  A detailed description of the cost performance of each of the Company’s mines is set out below.

Production costs per ounce for the first six months of 2017 were $606, which was slightly lower than the $609 in the 2016 period.  Production costs per ounce were positively affected by higher grades mined at Meadowbank and Canadian Malartic.  Total cash costs per ounce for the first six months of 2017 were $548 compared with $582 in the prior-year period.  Total cash costs per ounce in the first six months of 2017 were positively affected by higher production of gold at Meadowbank and Canadian Malartic.  The Company now forecasts a decrease in total cash costs per ounce for 2017 to $580 to $610 per ounce, which is down from previous guidance of $595 to $625 per ounce.

AISC for the second quarter of 2017 were 7% lower at $785 per ounce compared to $848 in the second quarter of 2016.  The lower AISC is primarily due to lower total cash costs per ounce and lower sustaining capital expenditures compared to the second quarter of 2016.  AISC in 2017 are now forecast to be $830 to $880 per ounce, lower than previous guidance of $850 to $900 per ounce.

AISC for the first six months of 2017 was $764 per ounce compared to $822 in the prior-year period.  The lower AISC is primarily due to lower total cash costs per ounce and lower sustaining capital expenditures compared to the prior-year period.

Cash Position Remains Strong

Cash and cash equivalents and short term investments increased to $952.4 million at June 30 2017, from the March 31, 2017 balance of $804.3 million.

On April 7, 2017, the Company repaid the first series of maturing guaranteed senior unsecured notes totalling $115 million.  On June 29, 2017, the Company issued, on a private placement basis, an aggregate of $300 million of guaranteed senior unsecured notes due 2025, 2027, 2029 and 2032 (the “Notes”) with a weighted average maturity of 10.9 years and weighted average coupon of 4.67%.  Net proceeds from the sale of the Notes were used for general corporate purposes.  During the quarter, the Company’s investment grade credit rating was re-confirmed by DBRS with a stable trend.

The outstanding balance on the Company’s credit facility remained nil at June 30, 2017.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

Approximately 35% of the Company’s remaining 2017 Canadian dollar exposure is hedged at a floor price of 1.30 US$/C$.  For remaining 2017 Euro exposure, approximately 11% is hedged at a floor price of 1.10 EURO$/US$ and for remaining 2017 Mexican Peso exposure, approximately 34% is hedged at 18.60 US$/MXP.

Capital Expenditures

Additional expenditures in 2017 for preliminary work on the road deviation at the Canadian Malartic extension project are expected to be between $16 to $22 million, reflecting the Company’s 50% interest. These additional expenditures are expected to be offset by reduced capital expenditures at other projects such as Goldex and LaRonde Zone 5.  The forecast for 2017 capital expenditures remains unchanged at $859 million.  The following table sets out capital expenditures (including sustaining capital) in the second quarter and first six months of 2017.

Capital Expenditures

(In thousands of US dollars)

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Sustaining Capital
LaRonde mine	$22,532	$36,337
Canadian Malartic mine	12,628	25,070
Meadowbank mine	3,322	5,753
Kittila mine	12,254	21,935
Goldex mine	5,031	8,210
Pinos Altos mine	8,143	16,382
Creston Mascota deposit at Pinos Altos	1,382	1,964
La India mine	2,265	3,899

Development Capital
LaRonde Zone 5	$4,448	$6,871
Canadian Malartic mine	723	1,441
Amaruq satellite deposit	38,541	50,861
Kittila mine	6,155	12,635
Goldex mine	7,086	19,641
Pinos Altos mine	6,048	6,937
La India mine	2,483	2,483
Meliadine project	93,125	141,690
Other	159	886

Total Capital Expenditures	$226,325	$362,995

Revised 2017 Guidance — Production Increased, Costs Lowered, Depreciation Decreased

Production for 2017 is now forecast to be 1.62 million ounces of gold (previously 1.57 million ounces) with total cash costs per ounce expected to be $580 to $610 (previously $595 to $625) and AISC expected to be approximately $830 to $880 per ounce (previously $850 to $900).

The Company expects depreciation and amortization expense to be approximately $550 million.  Previous guidance was $580 to $610 million.

Dividend Record and Payment Dates for the Third Quarter of 2017

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.10 per common share, payable on September 15, 2017, to shareholders of record as of September 1, 2017.  Agnico Eagle has declared a cash dividend every year since 1983.

Other Expected Dividend and Record Dates for 2017

Record Date	Payment Date
December 1	December 15

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment plan.  Dividend Reinvestment Plan

Second Quarter 2017 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, July 27, 2017 at 10:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191. To ensure your participation, please call approximately ten minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 50955626. The conference call replay will expire on August 27, 2017.

The webcast, along with presentation slides will be archived for 180 days on the Company’s website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in three mines (LaRonde, Goldex and Lapa) and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Infill Drilling Expected to Upgrade Mineral Resources with Potential for Higher Gold Grades in Western Portion of LaRonde 3 Project

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2016
Tonnes of ore milled (thousands of tonnes)	520	569
Tonnes of ore milled per day	5,708	6,253
Gold grade (g/t)	4.51	4.31
Gold production (ounces)	72,090	75,159
Production costs per tonne (C$)	$118	$100
Minesite costs per tonne (C$)	$113	$106
Production costs per ounce of gold produced ($ per ounce):	$647	$539
Total cash costs per ounce of gold produced ($ per ounce):	$482	$543

Production costs per tonne in the second quarter of 2017 increased when compared to the prior-year period due to lower tonnage as a result of a planned shutdown to perform maintenance on the ventilation system and the timing of unsold concentrate inventory.  Production costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne5 in the second quarter of 2017 increased when compared to the prior-year period due to lower tonnage as a result of a planned shutdown to perform maintenance on the ventilation system.  Total cash costs per ounce in the second quarter of 2017 decreased when compared to the prior-year period due to higher by-product metal revenues.

5  Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

LaRonde Mine - Operating Statistics

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	1,079	1,147
Tonnes of ore milled per day	5,960	6,302
Gold grade (g/t)	4.56	4.27
Gold production (ounces)	151,002	150,496
Production costs per tonne (C$)	$112	$102
Minesite costs per tonne (C$)	$111	$104
Production costs per ounce of gold produced ($ per ounce):	$603	$574
Total cash costs per ounce of gold produced ($ per ounce):	$473	$536

Production costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to lower tonnage as a result of a planned shutdown to perform maintenance on the ventilation system and the timing of unsold concentrate inventory.  Production costs per ounce for the first six months of 2017 increased due to the reasons described above.

Minesite costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to lower tonnage as a result of a planned shutdown to perform maintenance on the ventilation system.  Total cash costs per ounce for the first six months of 2017 decreased when compared to the prior-year period due to higher gold production from higher gold grades and higher by-product metal revenues.

At the LaRonde 3 project, studies are ongoing to evaluate the potential to mine below the currently planned 311 level (a depth of 3.1 kilometres).  The current mineral resources in the western portion of the deposit are all in the inferred mineral resource category, extending to the 371 level.

Selected recent drill results are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  Pierce points for all of these holes are shown on the LaRonde Composite Longitudinal Section.  All intercepts reported for the LaRonde mine show capped gold grades over estimated true widths.

Recent exploration and infill drill results from LaRonde 3 (below Level 311)

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Copper grade (%)	Zinc grade (%)
LR-290-075A	482.1	497.5	3,240	10.9	28.8	22.1	33.6	0.35	0.10
LR-290-076	415.7	423.0	3,137	4.3	15.1	13.0	83.7	0.56	10.07
LR-290-077A	548.7	555.1	3,292	3.5	5.9	5.9	15.7	0.12	0.71
LR-293-021A	345.0	361.5	3,123	11.9	12.6	12.6	16.0	0.25	0.03
LR-293-022	378.6	396.6	3,163	10.9	25.6	23.7	15.6	0.30	0.02

* Holes at LaRonde 3 use a capping factor of 80 g/t gold and 1,000 g/t silver.  None of the silver values in this table were capped.

An infill drill program is continuing from the 311 to the 371 levels, with a focus on the western portion of the deposit where recent drilling has continued to encounter higher-

grade mineralization between the 311 and 340 levels.  Drilling highlights from the first half of 2017 include: 23.7 g/t gold over 10.9 metres at 3,163 metres depth in hole LR-293-022 and 22.1 g/t gold over 10.9 metres at 3,240 metres depth in hole LR-290-075A.

These new high-grade intersections support the geological model and are expected to result in conversion of inferred mineral resources to indicated mineral resources in the western portion of the LaRonde 3 project, in the year-end 2017 update.

[LaRonde Mine Composite Longitudinal Section]

LaRonde Zone 5 — Permitting and Development Activities Remain on Schedule

In 2003, the Company acquired the LaRonde Zone 5 project.  The project lies adjacent to and west of the LaRonde mining complex and previous operators mined the deposit by open pit.  In February 2017, the Company approved LaRonde Zone 5 for development (subject to permitting approval).  Permits are expected to be received by mid-2018 with underground mining expected to commence shortly thereafter.

In the first quarter of 2017, the certificate of authorization for surface construction was received.  Construction of the paste plant is underway with completion expected in the second quarter of 2018.  A new underground ramp is being driven with lateral underground development underway on three levels in preparation for mining activities.  For additional details on the project see the Company’s news release dated February 15, 2017.

Canadian Malartic Mine — Record Quarterly Production and Mill Throughput

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all of the issued and outstanding common shares of Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume measures in this section reflect the Company’s 50% interest in the Canadian Malartic mine except as noted.

Canadian Malartic Mine - Operating Statistics

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	2,603	2,524
Tonnes of ore milled per day	28,612	27,736
Gold grade (g/t)	1.11	1.00
Gold production (ounces)	82,509	72,502
Production costs per tonne (C$)	$27	$21
Minesite costs per tonne (C$)	$24	$24
Production costs per ounce of gold produced ($ per ounce):	$639	$662
Total cash costs per ounce of gold produced ($ per ounce):	$540	$621

Production costs per tonne in the second quarter of 2017 increased when compared to the prior-year period due to timing of unsold inventory.  Production costs per ounce in the second quarter of 2017 decreased when compared to the prior-year period due to higher production from higher gold grades.  The mill had record throughput levels during the quarter largely due to increased volumes of softer ore being processed.

Minesite costs per tonne in the second quarter of 2017 were the same when compared to the prior-year period.  Total cash costs per ounce in the second quarter of 2017 decreased when compared to the prior-year period due to higher production from higher gold grades.

Canadian Malartic Mine - Operating Statistics

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	5,036	4,905
Tonnes of ore milled per day	27,825	26,951
Gold grade (g/t)	1.07	1.04
Gold production (ounces)	153,891	146,115
Production costs per tonne (C$)	$23	$21
Minesite costs per tonne (C$)	$23	$24
Production costs per ounce of gold produced ($ per ounce):	$554	$608
Total cash costs per ounce of gold produced ($ per ounce):	$548	$589

Production costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to timing of unsold inventory.  Production costs per ounce for the first six months of 2017 decreased when compared to the prior-year period due to higher production from higher gold grades.

Minesite costs per tonne for the first six months of 2017 decreased when compared to the prior-year period due to higher throughput levels during the period.  Total cash costs per ounce for the first six months of 2017 decreased when compared to the prior-year period due to the reasons described above.

On April 19, 2017, the Government of Quebec announced the issuance of two decrees authorizing the Partnership to carry out the proposed expansion of the Canadian Malartic mine and the deviation of Highway 117 in Malartic (collectively, the “Project”), which will allow the Partnership to access the Barnat deposit.  The preparatory work for the Project will begin after obtaining the certificates of authorization from the Quebec Ministry of Sustainable Development, Environment and Climate Change.

Deviation plans include a temporary bridge over Highway 117 to minimize the impact of the construction work on local traffic.  Tree clearing activities have started for the road deviation.  The final certificate of authorization for the bridge construction is expected from the Quebec Ministry of Transport in the third quarter of 2017.  Road construction is expected to take two years.

Additional expenditures in 2017 for preliminary work on the road deviation at the Canadian Malartic extension Project are expected to be between $16 to $22 million, (reflecting the Company’s 50% interest in the Canadian Malartic mine).  The Company’s production guidance (see news release dated February 15, 2017) assumes a modest contribution from Barnat in late 2019.

Drilling at Odyssey Focused on Internal Zones and Infilling the South Zone

At the Canadian Malartic mine, exploration programs are ongoing to evaluate a number of near-pit/underground targets and the potential to mine portions of the East Malartic deposit, which is located adjacent to the Canadian Malartic mine.  In addition, the Partnership continues to explore the Odyssey project, which is located approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit.  These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill, and studies are underway to further evaluate these prospects.

During the second quarter of 2017, 35 holes (totaling 25,759 metres) were drilled at Odyssey with a primary focus on further defining the internal mineralized zones between the Odyssey North and South Zones and expanding the mineral resources in Odyssey South.  Drilling carried out to date suggests that these internal zones could increase the mineral resources and enhance the economics of the project by adding higher grade mineral resources that would require minimal additional infrastructure to access.

Canadian Malartic Corporation

In addition to the Partnership, each of Agnico Eagle and Yamana has an indirect 50% interest in Canadian Malartic Corporation (“CMC”) which holds a portfolio of exploration properties that includes properties in the Kirkland Lake area of Ontario and the Pandora property in the Abitibi region of Quebec.

At the Pandora property (adjacent to the Lapa mine), seven diamond drill holes (3,244 metres) have been completed in 2017, with a focus on the western portion of the property.  Given that these holes have yielded low gold values, and the Lapa operations are winding down, the decision has been made to cease exploration activities from underground at Pandora.

In addition, CMC has retained financial advisors to evaluate strategic alternatives with respect to the Kirkland Lake property portfolio.

Lapa — Production now Expected to Extend to the end of the Third Quarter of 2017

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

Lapa Mine - Operating Statistics

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	134	161
Tonnes of ore milled per day	1,474	1,769
Gold grade (g/t)	4.05	5.20
Gold production (ounces)	15,881	21,914
Production costs per tonne (C$)	$118	$119
Minesite costs per tonne (C$)	$114	$116
Production costs per ounce of gold produced ($ per ounce):	$741	$675
Total cash costs per ounce of gold produced ($ per ounce):	$712	$658

Production costs per tonne in the second quarter of 2017 were essentially the same when compared to the prior-year period.  Production costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to lower production from lower grades.

Minesite costs per tonne in the second quarter of 2017 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to the reasons described above.

Lapa Mine - Operating Statistics

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	264	322
Tonnes of ore milled per day	1,456	1,769
Gold grade (g/t)	4.15	5.10
Gold production (ounces)	31,241	43,623
Production costs per tonne (C$)	$125	$114
Minesite costs per tonne (C$)	$124	$118
Production costs per ounce of gold produced ($ per ounce):	$789	$632
Total cash costs per ounce of gold produced ($ per ounce):	$781	$663

Production costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to lower throughput levels as the mine reaches the end of the mine life and higher costs associated with development work in the new zones that had been previously excluded from the mine plan.  Production costs per ounce for the first six months of 2017 increased due to lower production from lower grades and the reasons described above.

Minesite costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to reasons described above.  Total cash costs per ounce for the first six months of 2017 increased when compared to the prior-year period due to the reasons described above.

During the second quarter of 2017, further development was undertaken to allow for additional mining in the Contact Zone, Zone 7 at depth and Zone 4.  Under the current mine plan, Lapa is expected to operate until the end of the third quarter of 2017.  Total gold production for 2017 is now expected to be approximately 40,000 ounces, an increase from the previous forecast of 30,000 ounces.

Goldex — Deep 1 Project Achieves Commercial Production

The 100% owned Goldex mine in northwestern Quebec began operation from the M and E satellite zones in September 2013.  During the second quarter of 2017, approximately 118,000 tonnes of development ore from the Deep 1 project was milled and yielded 5,646 ounces of pre-commercial gold production.  The revenue from the pre-commercial gold production was deducted from the capital expenditures of the project.  As of July 1, 2017, the Deep 1 project was declared to be in commercial production.

Goldex Mine - Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	562	658
Tonnes of ore milled per day	6,173	7,231
Gold grade (g/t)	1.48	1.63
Gold production (ounces)	24,691	31,452
Production costs per tonne (C$)	$35	$32
Minesite costs per tonne (C$)	$36	$32
Production costs per ounce of gold produced ($ per ounce):	$596	$507
Total cash costs per ounce of gold produced ($ per ounce):	$603	$513

Production costs per tonne in the second quarter of 2017 increased when compared to the prior-year period due to lower throughput levels (after deducting development ore tonnage).  Production costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to lower production from lower grades (after deducting development ore ounces).

Minesite costs per tonne in the second quarter of 2017 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to the reasons described above.

Goldex Mine - Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	1,146	1,294
Tonnes of ore milled per day	6,332	7,110
Gold grade (g/t)	1.58	1.67
Gold production (ounces)	54,967	63,792
Production costs per tonne (C$)	$37	$33
Minesite costs per tonne (C$)	$36	$33
Production costs per ounce of gold produced ($ per ounce):	$574	$496
Total cash costs per ounce of gold produced ($ per ounce):	$564	$509

Production costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to lower throughput levels (after deducting development ore tonnage) and timing of unsold inventory.  Production costs per ounce for the first six months of 2017 increased when compared to the prior-year period due to lower production from lower grades (after deducting development ore ounces).

Minesite costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to lower throughput levels (after deducting development ore tonnage).  Total cash costs per ounce for the first six months of 2017 increased when compared to the prior-year period due to the reasons described above.

All excavations for the Deep 1 Project have now been completed, the first stope has been mined out and backfilled and three additional stopes are under development.  The Rail-Veyor has been commissioned and all six trains are expected to be operational in the third quarter of 2017.  Mining activities in the Deep 1 area are expected to continue to ramp up through 2018.

The Company is evaluating the potential to mine a portion of the Deep 2 Zone, which starts below the Deep 1 Zone at 1,200 metres below surface.

Drilling and development is ongoing on the South Zone, which is accessible from the Deep 1 Zone infrastructure.  The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  The Company is evaluating the potential for the South Zone to provide incremental ore feed to the Goldex mill.

At the adjoining Joubi property, exploration activities by previous operators focused on the evaluation of quartz vein mineralization within a quartz diorite body.  A six-hole drill program is underway to evaluate the potential for bulk mining within the Joubi intrusive body.

The Company acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing overall unit costs.

The Quebec Bureau des Audiences Publiques sur l’Environnement report on the Akasaba project was made public on June 2, 2017.  The report deemed the Akasaba West project acceptable under certain conditions.  Final approval by the Quebec Government is under review.  At the federal level, discussions are ongoing on the wildlife habitat compensation plan submitted for the Akasaba West project.  Mining activities are expected to begin on the project in 2019.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s largest producing mine (Meadowbank) and two significant development assets (Meliadine and the Amaruq satellite deposit at Meadowbank) and other exploration projects, the Company believes Nunavut has the potential to be a strategic operating platform with the ability to generate strong production and cash flows over several decades.

Meadowbank — Strong Production Driven by Higher Grades and Mining Sequence

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

Meadowbank Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2016
Tonnes of ore milled (thousands of tonnes)	996	994
Tonnes of ore milled per day	10,948	10,923
Gold grade (g/t)	3.26	2.48
Gold production (ounces)	95,289	72,402
Production costs per tonne (C$)	$73	$71
Minesite costs per tonne (C$)	$73	$73
Production costs per ounce of gold produced ($ per ounce):	$571	$756
Total cash costs per ounce of gold produced ($ per ounce):	$559	$789

Production costs per tonne in the second quarter of 2017 increased when compared to the prior-year period due to a lower amount of stripping costs being capitalized and timing of unsold inventory.  Production costs per ounce in the second quarter of 2017 decreased when compared to the prior-year period due to higher production resulting from higher grades processed and mining sequence.

Minesite costs per tonne in the second quarter of 2017 were the same when compared to the prior-year period.  Total cash costs per ounce in the second quarter of 2017 decreased when compared to the prior-year period due to the reasons described above.

Meadowbank Mine - Operating Statistics

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	1,922	1,939
Tonnes of ore milled per day	10,620	10,654
Gold grade (g/t)	3.19	2.53
Gold production (ounces)	180,659	144,713
Production costs per tonne (C$)	$75	$72
Minesite costs per tonne (C$)	$73	$75
Production costs per ounce of gold produced ($ per ounce):	$600	$739
Total cash costs per ounce of gold produced ($ per ounce):	$573	$789

Production costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to lower throughput, a lower amount of stripping costs being capitalized and timing of unsold inventory.  Production costs per ounce for the first six months of 2017 decreased due to higher production resulting from higher grades processed and mining sequence.

Minesite costs per tonne for the first six months of 2017 decreased when compared to the prior-year period due to lower direct production expenses.  Total cash costs per ounce for the first six months of 2017 decreased when compared to the prior-year period due to the reasons described above.

Given the positive tonnage and grade reconciliation with the Vault deposit block model, the Company now expects to extend production activities at Meadowbank through year-end 2018.  Additional opportunities are being evaluated in order to further extend production into 2019 and bridge any gap between cessation of mining operations at Meadowbank and commencement of production at Amaruq.  Further information will be provided with the production guidance in February 2018.

Amaruq Satellite Deposit — Drilling Infills Whale Tail and V Zone and Suggests Potential Extensions of the V Zone to the West and at Depth to the Southeast

Agnico Eagle has a 100% interest in the Amaruq satellite deposit, approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 116,717-hectare property near the 77,411-hectare Meadowbank property.  A significant gold discovery was made on the Amaruq property in 2013, and activities since that time have focused on the development of satellite mineralization to feed the existing 11,000 tonne per day capacity Meadowbank mill in the future.

At December 31, 2016, the Amaruq deposit contained an open pit indicated mineral resource of 2.1 million ounces of gold (16.9 million tonnes grading 3.88 g/t gold); an open pit inferred mineral resource of 763,000 ounces gold (4.9 million tonnes grading 4.81 g/t gold); and an underground inferred mineral resource of 1.4 million ounces gold (6.8 million tonnes grading 6.22 g/t gold).

In February 2017, the Company’s Board of Directors approved the project for development pending the receipt of the required permits.

Agnico Eagle is working closely with the Nunavut Impact Review Board (“NIRB”) and the Nunavut Water Board (“NWB”) on the Amaruq Phase I (Whale Tail pit) joint permitting process.  NIRB/NWB has coordinated the technical review of Amaruq Phase I, which is underway; technical meetings and a prehearing conference were held in Baker Lake, from April 27 to May 2.  All questions and concerns from those meetings have been answered, and the final public hearing is scheduled to take place in September 2017.  The Whale Tail pit permitting is on schedule and permits are expected by the third quarter of 2018.

The Company expects a conventional open pit mining operation to begin on the Whale Tail satellite deposit (Phase I) in the third quarter of 2019 followed by the V Zone pit (Phase II) in 2020.  The Whale Tail and V Zone planned pits extend to depths of approximately 250 metres and 150 metres, respectively, and both pits are open for expansion.

The Company’s plan calls for the production of approximately 2.0 million ounces of gold between 2019 and 2024, with pre-mining activities starting in 2018 at the Whale Tail deposit.  This represents less than 50 percent of the currently known mineral resource base.  Initial capital costs are estimated to be approximately $330 million.  For additional details on the project see the Company’s news release dated February 15, 2017.

Approximately $78 million will be spent on capital costs at Amaruq in 2017, primarily on completion of the all-weather exploration road, additional technical studies and the procurement of materials and equipment for the 2018 construction season.

By the end of the second quarter of 2017, 52 kilometres of the exploration road from Meadowbank to Amaruq had been completed; the 64-kilometre exploration road is expected to be completed on budget and on schedule in September 2017.  Development of the Amaruq exploration ramp has been permitted and planning is underway; construction of the ramp will begin when the road is completed and the necessary underground mining equipment can be brought to site.

On June 15, 2017, the Company and the Kivalliq Inuit Association signed an Inuit Impact and Benefit Agreement (“IIBA”) for the Whale Tail Project.  The Whale Tail IIBA addresses protection of Inuit values, culture and language and provides for enhanced access by Inuit to employment, training and business opportunities.  The IIBA contains implementation and monitoring measures that will ensure these goals are achieved.

Second Quarter 2017 Amaruq Work Program — Primary Focus on Infill and Expansion of V Zone and Whale Tail Deposit

The first phase of a planned $22 million, 75,000-metre drill program commenced in early February 2017.  In the second quarter of 2017, 191 holes (36,000 metres) were drilled.  The second quarter 2017 drill program was focused primarily on infilling the Whale Tail pit and V Zone pit mineral resources, which was completed near the end of May.  Drilling since the end of May has focused on exploration to extend the Whale Tail deposit at depth, particularly on the western side (near Mammoth Lake).  Results from both the V Zone and Whale Tail exploration programs are set out below.  A table of results from infill drilling at Whale Tail and V Zone can be found in the Appendix of this news release.

Recent intercepts from the project are set out in the table below and the drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and V Zone (IVR), Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ17-1142	WT	21.8	27.9	18	5.9	4.5	4.5
AMQ17-1199	IVR	260.0	272.0	225	10.4	29.8	20.4
Including		260.0	264.5	222	3.4	59.0	38.3
Including		268.8	272.0	229	3.0	28.8	22.4
AMQ17-1216	IVR	218.7	222.5	193	3.1	21.1	20.6
AMQ17-1266	IVR	122.0	125.4	90	2.8	15.8	15.8
AMQ17-1281	IVR	40.0	44.0	34	2.8	259.5	15.8
AMQ17-1303	WT	15.7	24.5	15	4.4	8.6	8.6
And	WT	39.7	52.3	33	6.3	6.9	6.9
And	WT Extension	146.9	153.2	107	5.5	5.8	5.8
AMQ17-1308	WT	65.7	70.5	50	4.1	4.7	4.7
AMQ17-1368	IVR	178.9	181.9	138	3.0	483.6	30.1
AMQ17-1370	IVR	220.6	226.6	205	5.9	6.1	6.1
AMQ17-1387	IVR	12.4	21.5	12	9.0	4.3	4.3
AMQ17-1394	IVR	80.7	84.3	58	3.1	21.5	8.6

* Holes at the Whale Tail deposit use a capping factor of 80 g/t gold.  Holes at the IVR deposit (including the V Zone) use a capping factor of 60 g/t gold.

**Result from hole AMQ17-1143 was previously reported in the April 27, 2017 news release.

[Amaruq Project Local Geology Map]

[Amaruq Project Composite Longitudinal Section]

V Zone

The V Zone consists of a series of parallel stacked quartz vein structures striking northeast and dipping shallowly to the southeast from near surface to locally as deep as 542 metres.  The V Zone remains open at depth.

Several recent drill holes intersected the uppermost V Zone structure such as hole AMQ17-1281 which intersected a shallow mineralized zone, returning 15.8 g/t gold over 2.8 metres at 34 metres depth, just below the planned pit’s northern margin in an area outside the current V Zone mineral resources.

Just below the proposed V Zone pit outline there were high-grade gold intercepts at greater depths.  Hole AMQ17-1199 returned 20.4 g/t gold over 10.4 metres at 225 metres depth, representing the down-dip extension of the same mineralized structure found near surface approximately 350 metres to the west.  Another 100 metres to the northeast, hole AMQ17-1216 returned 20.6 g/t gold over 3.1 metres at 193 metres depth.

Two holes with significant grades have identified a new area south of the V Zone pit outline, showing the potential to extend the V Zone to the southeast at depth.  AMQ17-1368 intersected 30.1 g/t gold over 3.0 metres at 138 metres depth in the upper structure 80 metres northeast of the Whale Tail pit limit, while AMQ17-1370 intersected the same structure approximatively 175 metres farther east, returning 6.1 g/t gold over 5.9 metres at 205 metres depth.

Approximately 200 metres west of the proposed V Zone pit outline, exploration has outlined a new mineralized area.  Hole AMQ17-1266 returned 15.8 g/t gold over 2.8 metres at 90 metres depth.  Nearby, hole AMQ17-1387 intersected near-surface mineralization, returning 4.3 g/t gold over 9.0 metres at 12 metres depth, as did hole AMQ17-1394, with an intersection of 8.6 g/t gold over 3.1 metres at 58 metres depth.  This area requires further investigation.

Whale Tail

Drilling in the western end of the planned Whale Tail pit has confirmed mineral resources and extended the deposit.  Hole AMQ17-1303 had three intercepts: 8.6 g/t gold over 4.4 metres at 15 metres depth, 6.9 g/t gold over 6.3 metres at 33 metres depth and 5.8 g/t gold over 5.5 metres at 107 metres depth (beneath the planned pit).  Nearby, hole AMQ17-1142 intersected 4.5 g/t gold over 5.9 metres at 18 metres depth, while hole AMQ17-1308 reported 4.7 g/t gold over 4.2 metres at 50 metres depth.

To date, the Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 732 metres depth; it remains open at depth and along strike.

Conversion Drilling

The conversion drilling campaign at Amaruq continues to demonstrate very good continuity of gold mineralization within the V Zone, affirming high-grade gold values at open-pit depths, increasing confidence in the current geological model.  Infill drilling also demonstrates good continuity in the Whale Tail deposit.  The results of selected infill drill holes from both deposits can be found in a table in the Appendix of this news release.

Future Drilling Activities

Drilling to test regional exploration targets began in June, including a deep extension of Whale Tail and V Zones, as well as an eastward extension of the V Zone toward the Buffalo prospect.  This drilling will continue, with results expected later this year.

Meliadine Project — Boat Sealift Underway, Construction Activities are on Schedule and on Budget

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is one of Agnico Eagle’s largest gold projects in terms of mineral resources.  The Company owns 100% of the 111,757 hectare property.

In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.  The mine is expected to begin operations in the third quarter of 2019, and the current mine plan will be focused on the Tiriganiaq and nearby Wesmeg-Normeg mineralized zones that will be accessed from the Tiriganiaq underground infrastructure.

Over an estimated 14 year mine life, approximately 5.3 million ounces of gold are expected to be produced at Meliadine.  This represents approximately half of the currently known mineral reserve and mineral resource base.

At December 31, 2016, the Meliadine property was estimated to hold proven and probable mineral reserves of 3.4 million ounces (14.5 million tonnes grading 7.32 g/t gold), indicated mineral resources of 3.3 million ounces (20.8 million tonnes grading 4.95 g/t gold) and inferred mineral resources of 3.6 million ounces (14.7 million tonnes grading 7.51 g/t gold).  In addition, there are numerous other known gold occurrences along the 80-kilometre-long greenstone belt that require further evaluation.

For additional details on the project see the Company’s news release dated February 15, 2017.

Update on Meliadine Development Activities

On June 30, 2017 the first delivery of the shipping season arrived in Rankin Inlet.  Since that time, three other deliveries of construction materials have been received at Rankin Inlet.  An additional four deliveries of construction materials are expected over the next two months.  Material from the boats has been off loaded at the Company’s Rankin Inlet laydown area, prior to being transported by road to the project site.  Adjacent to the laydown site, construction is underway on a fuel storage area.  The first 30 million litre fuel tank is expected to be installed and filled by the end of the 2017 shipping season.

Construction and development activities at the Meliadine project remain on schedule and on budget.  The estimated capital budget for 2017 is unchanged at $360 million.  Project activities during the second quarter included:

•                  Key permits and production lease received

•                  Mine development is 3% ahead of plan.  During the second quarter, approximately 1,308 metres of underground development were completed.  In the first half of 2017, approximately 2,524 metres of development have been completed (a total of approximately 5,600 metres of development are planned for 2017)

•                  Excavation of the second underground portal is underway, and the ramp to this portal is being driven from underground

•                  Installation of underground ventilation and heating continues and is expected to be completed by the first quarter of 2018

•                  Approximately 12,500 metres of conversion drilling and 14,000 metres of scheduled underground delineation drilling is underway

•                  Detailed engineering is ahead of plan with 80% completed as compared to a target of 75%

•                  Procurement and logistical activity is on target, 70% of global project packages have been awarded

•                  New camp facilities (seven wings + kitchen) completed

•                  Site occupancy ramping up (380 people were at site at the end of June) with good safety performance

•                  Water containment dykes (DCP-1 and DCP-5) completed

•                  Sewage treatment plant and water treatment plant completed and now in operation

•                  Concrete batch plant production capacity achieved

•                  Process plant pilings completed and concrete work in progress

•                  Multi-service building ahead of schedule with 48% of the concrete works completed

•                  Cranes and structural steel for the erection of the surface buildings are being moved to the site from the Rankin inlet laydown facility

•                  Closing in of the process plant, power plant and multi-service buildings continued and is expected to be completed by the end of 2017

The Company believes that there are numerous opportunities to create additional value both at the mine and on the large land package at Meliadine.  Opportunities currently being reviewed include:

•                  Optimization of the current mine plan (advance Phase 2 pit development)

•                  Minesite exploration upside through mineral resource conversion and expansion of known ore zones

•                  Budgets have been approved to test potential extensions of the mineralization at depth outside the mineral resource model (most mineralized zones are open below a vertical depth of 450 metres)

•                  Potential for the discovery of new deposits along the 80 kilometre-long greenstone belt.  One drill is currently testing a number of regional targets on the property.  Approximately 5,000 metres of reconnaissance drilling is planned for 2017, and regional exploration programs are expected to ramp up once the mine starts production in 2019

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and studies are underway to evaluate the potential to cost-effectively increase the production rate.

Kittila — Conversion of Main Zone in Rimpi Deep area, Expansion of Sisar Top and Central Zones

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine - Operating Statistics

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	439	389
Tonnes of ore milled per day	4,829	4,275
Gold grade (g/t)	3.84	4.29
Gold production (ounces)	47,156	46,209
Production costs per tonne (EUR)	€75	€79
Minesite costs per tonne (EUR)	€77	€81
Production costs per ounce of gold produced ($ per ounce):	$772	$737
Total cash costs per ounce of gold produced ($ per ounce):	$802	$756

Production costs per tonne in the second quarter of 2017 decreased when compared to the prior-year period due to higher throughput levels and timing of unsold inventory.  Production costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to higher re-handling costs.

Minesite costs per tonne in the second quarter of 2017 decreased when compared to the prior-year period due to higher throughput levels.  Total cash costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to the reasons described above.

Kittila Mine - Operating Statistics

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Tonnes of ore milled (thousands of tonnes)	862	821
Tonnes of ore milled per day	4,764	4,511
Gold grade (g/t)	4.06	4.20
Gold production (ounces)	98,777	94,336
Production costs per tonne (EUR)	€76	€77
Minesite costs per tonne (EUR)	€76	€76
Production costs per ounce of gold produced ($ per ounce):	$732	$743
Total cash costs per ounce of gold produced ($ per ounce):	$732	$741

Production costs per tonne for the first six months of 2017 were essentially the same when compared to the prior-year period.  Production costs per ounce for the first six months of 2017 decreased when compared to the prior-year period due to higher production and timing of unsold inventory.

Minesite costs per tonne for the first six months of 2017 were the same when compared to the prior-year period.  Total cash costs per ounce for the first six months of 2017 decreased when compared to the prior-year period due to higher production.

The main target of exploration at Kittila continues to be the Sisar Zone, which is subparallel to and slightly east of the main Kittila mineralization.  Sisar has been located between approximately 775 metres and 1,910 metres below surface, forming a roughly triangular shape that remains open at depth and along strike to the north and south.  The initial mineral reserves in the Sisar Zone was estimated as of December 31, 2016 as part of the total Kittila mineral reserves estimate.  Exploration results for Kittila were last reported in the Company’s news release dated April 27, 2017.

The main exploration ramp to the North is now completed and is being used for testing the deep extensions of the Roura and Rimpi Zones.  Two internal ramps are being driven southward off the main exploration ramp for converting Sisar Zone and Rimpi deep mineral resources.  Initial results for conversion drilling from the ramp into the Rimpi Deep area are set out below.

In the first half of 2017, 28 holes (10,847 metres) were drilled in the Sisar Top and Central Zones; assays are pending for many of the holes.

Selected recent drill results are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar Zone (Roura) and Main Zone and conversion drill results from the Rimpi Deep area at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE17-601	Sisar Top	248.4	258.0	1,027	6.4	5.0
ROD14-003B	Sisar Central	638.0	664.0	1,274	11.2	4.4
ROD14-003D	Sisar Central	490.6	503.0	1,109	8.0	5.7
ROD17-700	Main - Roura	528.0	540.4	1,235	5.2	6.5
ROD17-700B	Sisar Central	692.3	695.5	1,329	2.0	2.5
VUG17-505	Main - Rimpi	78.0	87.0	880	8.3	5.2
And	Main - Rimpi	100.0	109.0	881	8.3	6.8
And	Main - Rimpi	117.0	123.0	881	5.6	5.9
VUG17-506	Main - Rimpi	66.0	75.0	864	9.0	5.0
And	Main - Rimpi	92.0	96.0	860	4.0	5.3
VUG17-508	Main - Rimpi	72.0	106.0	904	33.5	7.1
VUG17-509	Main - Rimpi	75.0	116.0	911	35.4	4.9
VUG17-511	Main - Rimpi	52.0	57.0	873	4.7	6.8
And	Main - Rimpi	77.0	83.0	869	5.6	7.3

[Kittila - Composite Longitudinal Section]

For the purposes of description, the Sisar Zone has been divided into two depths, referred to as “Sisar Top” (approximately 775 to 1,100 metres below surface) and “Sisar Central” (approximately 1,100 to 1,400 metres below surface).  Some of the Sisar mineralized lenses extend between the Sisar Top and Sisar Central Zones.

Recent intercepts at approximately 1,000 metres below surface have confirmed and extended the mineral reserves and mineral resources in the Sisar Top Zone.  The best recent intercepts in this area were in the area of hole RIE17-601 that intersected 5.0 g/t gold over 6.4 metres at 1,027 metres depth.

The results of the deep exploration drilling campaign intersected the Sisar Central Zone from 1,000 to 1,350 metres depth with encouraging results.  Three holes extended the Central Zone mineralization to the north by as much as 300 metres.  Hole ROD14-003D intersected 5.7 g/t gold over 8.0 metres at 1,109 metres depth, while hole ROD14-003B intersected 4.4 g/t gold over 11.2 metres at 1,274 metres depth.  Approximately 280 metres farther north, hole ROD17-700B intersected 2.5 g/t gold over 2.0 metres at 1,329 metres depth.  Assays are pending for several other holes in this vicinity.

Deep exploration has confirmed and extended the mineral reserves and mineral resources at the Main Zone in the Roura area between 1,000 and 1,250 metres depth with several high grade intercepts, and has extended the Main Zone into an area 230 metres to the north of, and 70 metres above, the current mineral resources envelope.  Hole ROD17-700 intersected 6.5 g/t gold over 5.2 metres at 1,235 metres depth.

The first conversion drilling campaign of the Main Zone in the Rimpi Deep area using low-angle (almost horizontal) drilling from the exploration ramp intersected significant grades and thicknesses between 850 and 910 metres depth, confirming Rimpi mineral reserves and mineral resources.  In the central part of Rimpi are two very thick intercepts: hole VUG17-509 reported 4.9 g/t gold over 35.4 metres at 911 metres depth, while 50 metres to the north, hole VUG17-508 intersected 7.1 g/t gold over 33.5 metres at 904 metres depth.  On the flanks of the zone, the mineralization appears to divide into multiple horizons.  Approximately 25 metres south of hole VUG17-509, hole VUG17-505 intersected 5.2 g/t gold over 8.3 metres, 6.8 g/t gold over 8.3 metres and 5.9 g/t gold over 5.6 metres, all at approximately 880 metres depth; the last intercept is approximately 37 metres to the east of the first intercept.  Another 50 metres south of hole VUG17-505, hole VUG17-506 intersected 5.0 g/t gold over 9.0 metres at 864 metres depth and 5.3 g/t gold over 4.0 metres at 860 metres depth.  Approximately 50 metres north of hole VUG17-508, hole VUG17-511 intersected 6.8 g/t gold over 4.7 metres at 873 metres depth and 7.3 g/t gold over 5.6 metres at 869 metres depth.

In 2017, approximately $7.9 million will be spent on deep drilling at Kittila (which includes the Sisar Zone).  The goal of this program is to expand the mineral resources to the north of the current mine plan and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

Studies are ongoing to evaluate the economics of increasing throughput rates at Kittila to 2.0 million tonnes per annum.  The Company expects that this increased mining rate scenario could be supported by the development of the Rimpi and Sisar Zones.

Barsele Project — Exploration Ongoing to Extend Known Mineralized Zones

On June 11, 2015, Agnico Eagle acquired a 55% interest in the Barsele project in Sweden.  The Company can earn an additional 15% interest in the project through the completion of a pre-feasibility study.  The Barsele property is known to contain intrusive-hosted gold mineralization (the Central, Avan and Skiråsen zones), which appears to be similar to the Goldex deposit.  The property also hosts gold-rich polymetallic volcanogenic massive sulphide (VMS) mineralization (the Norra Zone).

In 2016, Agnico Eagle completed an initial mineral resource estimate for the Barsele project that outlined total inferred mineral resources (on a 100% basis) of 1.2 million ounces (21.7 million tonnes grading 1.72 g/t gold).

In 2017, the $8.8 million exploration drill program is focused on expanding the mineral resources along strike and at depth, and testing the gap between the Central and Avan zones.  Drilling at Barsele during the first half of 2017 totaled 24,777 metres (46 holes).

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Northern Mexico, with two operations (Pinos Altos and Creston Mascota) in Chihuahua State and the La India mine in Sonora State.  These operations have been the source of growing precious metals production (gold and silver), stable operating costs and strong free cash flow since 2009.

Pinos Altos — New Silver Flotation Circuit Commissioned

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine - Operating Statistics

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
Tonnes of ore processed (thousands of tonnes)	620	605
Tonnes of ore processed per day	6,811	6,648
Gold grade (g/t)	2.65	2.71
Gold production (ounces)	48,196	49,458
Production costs per tonne	$46	$48
Minesite costs per tonne	$46	$47
Production costs per ounce of gold produced ($ per ounce):	$595	$582
Total cash costs per ounce of gold produced ($ per ounce):	$373	$348

Production costs per tonne in the second quarter of 2017 decreased when compared to the prior-year period due to higher tonnes processed, variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, routine fluctuations in the waste to ore stripping ratio in the open pit mines and timing of unsold inventory.  Production costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to more tonnes being mined but lower gold production following a planned mill shutdown.

Minesite costs per tonne in the second quarter of 2017 decreased when compared to the prior-year period due to higher tonnes processed, variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore and routine fluctuations in the waste to ore stripping ratio in the open pit mines.  Total cash costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to lower gold production and lower by-product revenues.

Pinos Altos Mine - Operating Statistics

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Tonnes of ore processed (thousands of tonnes)	1,173	1,107
Tonnes of ore processed per day	6,482	6,082
Gold grade (g/t)	2.67	2.87
Gold production (ounces)	93,556	97,575
Production costs per tonne	$45	$48
Minesite costs per tonne	$47	$48
Production costs per ounce of gold produced ($ per ounce):	$560	$540
Total cash costs per ounce of gold produced ($ per ounce):	$366	$346

Production costs per tonne for the first six months of 2017 decreased when compared to the prior-year period due to higher tonnes processed, variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, routine fluctuations in the waste to ore stripping ratio in the open pit mines and timing of unsold inventory.  Production costs per ounce for the first six months of 2017 increased when compared to the prior-year period due to higher costs from underground mining and maintenance and lower gold production.

Minesite costs per tonne for the first six months of 2017 decreased when compared to the prior-year period due to higher tonnes processed, variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore and routine fluctuations in the waste to ore stripping ratio in the open pit mines.  Total cash costs per ounce for the first six months of 2017 increased when compared to the prior-year period due to lower production.

In late June, a new silver flotation circuit was commissioned at the Pinos Altos mill complex.  The new circuit is expected to result in approximately a 10-12% increase in overall silver recovery.

Work on the Phase III heap leach pad was completed in the second quarter of 2017 and Cell 2 was put into operation in April.  The pad was divided into two individual cells to facilitate faster stacking.

In 2017, a 2,500 metre drill program has been planned for the Cerro Colorado Zone.  Previous drilling outlined a series of veins that are sub-parallel to the main Cerro Colorado Structure.  This year’s program is planned to confirm the continuity of the upper level and northwestern extension of Cerro Colorado Zone.

Creston Mascota — Drilling Continues to Extend High Grade Zone at Bravo and Madrono

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Creston Mascota deposit at Pinos Altos - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2016
Tonnes of ore processed (thousands of tonnes)	596	573
Tonnes of ore processed per day	6,554	6,297
Gold grade (g/t)	1.17	0.95
Gold production (ounces)	12,074	12,398
Production costs per tonne	$12	$12
Minesite costs per tonne	$13	$12
Production costs per ounce of gold produced ($ per ounce):	$610	$534
Total cash costs per ounce of gold produced ($ per ounce):	$550	$469

Production costs per tonne in the second quarter of 2017 were the same when compared to the prior-year period.  Production costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to higher ore and waste haulage costs as a result of longer trucking distances and lower gold production.

Minesite costs per tonne in the second quarter of 2017 increased when compared to the prior-year period due to higher ore and waste haulage costs as a result of longer trucking distances and a lower amount of stripping costs being capitalized.  Total cash costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to slightly lower gold production and the reasons described above.

Creston Mascota deposit at Pinos Altos - Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2017	June 30, 2016
Tonnes of ore processed (thousands of tonnes)	1,120	1,089
Tonnes of ore processed per day	6,188	5,984
Gold grade (g/t)	1.16	1.06
Gold production (ounces)	23,318	23,949
Production costs per tonne	$13	$11
Minesite costs per tonne	$13	$12
Production costs per ounce of gold produced ($ per ounce):	$615	$518
Total cash costs per ounce of gold produced ($ per ounce):	$538	$465

Production costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to higher ore and waste haulage costs as a result of longer trucking distances and a lower amount of stripping costs being capitalized.  Production costs per ounce for the first six months of 2017 increased when compared to the prior-year period due to slightly lower gold production and the reasons described above.

Minesite costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to reasons described above.  Total cash costs per ounce for the first six months of 2017 increased when compared to the prior-year period due to lower gold production and the reasons described above.

During the quarter, waste dumping started at the south end of the open pit, which reduced haulage distances.  The Company expects the reduced haulage distances to control or improve haulage costs at Creston Mascota.

Exploration drilling in the second quarter of 2017 focused on the Bravo and Madrono Zones, immediately adjacent to the Creston Mascota pit, including 11,024 metres of conversion, step-out and exploration drilling in 72 holes.  Bravo is a shallowly northwest dipping zone of quartz breccia, vein and stockwork with significant gold and silver grades, while the quartz vein systems at Madrono appear to be more vertical.  Drilling results for Bravo were last reported in the Company’s news release dated April 27, 2017, and Madrono results were last reported in the Company’s news release dated February 15, 2017.

Selected recent drill results from the Bravo and Madrono Zones are set out in the table below; the drill hole collar coordinates are set out in a table in the Appendix of this news release and the collars are located on the Creston Mascota Area Local Geology Map.  All intercepts reported for the Bravo and Madrono Zones show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Bravo and Madrono Zones at the Creston Mascota mine

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
BRV17-156	Bravo	13.4	16.4	16	3.0	1.0	1.0	10	10
And	Bravo	20.1	38.3	30	18.2	1.6	1.6	29	29
BRV17-168	Bravo	0.0	5.4	5	5.4	10.9	10.0	12	12
BRV17-180	Bravo	45.4	57.9	52	12.3	1.7	1.7	13	13
BRV17-187	Bravo	20.2	32.2	26	12.0	0.4	0.4	3	3
And	Bravo	39.0	46.2	40	7.2	1.0	1.0	22	22
BRV17-196	Bravo	0.0	10.1	6	10.0	1.4	1.4	15	15
MAD17-050	Madrono	117.9	123.1	99	4.6	1.1	1.1	28	28
And	Madrono	145.0	160.7	124	13.6	1.4	1.4	20	20
And	Madrono	222.0	237.7	202	13.6	1.9	1.9	5	5
And	Madrono	251.4	255.4	213	3.5	4.2	4.2	4	4
MAD17-061	Madrono	160.0	169.5	188	8.2	2.5	2.5	53	53
MAD17-068	Madrono	163.0	177.0	170	7.0	2.4	2.4	59	59
MAD17-070	Madrono	112.3	118.5	124	5.4	3.3	3.3	69	69
MAD17-083	Madrono	129.6	148.5	142	17.8	3.5	3.5	69	69
Including		131.9	135.2	136	3.1	5.4	5.4	100	100
Including		141.9	146.7	146	4.5	8.1	8.1	103	103
And	Madrono	153.4	168.3	163	14.0	1.8	1.8	24	24

Cut-off value 0.30 g/t gold, maximum 3.0-metres internal dilution

Holes at the Bravo and Madrono Zones use a capping factor of 10 g/t gold and 250 g/t silver.

[Creston Mascota Area Local Geology Map]

Results from 41 drill holes in the Bravo Zone this year have confirmed down-dip mineralization as well as favourable gold and silver grades and widths.  Examples include hole BRV17-168, which had a high-grade intercept of 10.0 g/t gold and 12 g/t silver over 5.4 metres at surface.  Approximately 230 metres south of this, hole BRV17-196 averaged 1.4 g/t gold and 15 g/t silver over 10.0 metres at surface.  About 185 metres farther southwest, hole BRV17-187 reported two intercepts: 0.4 g/t gold and 3 g/t silver over 12.0 metres at 26 metres depth and 1.0 g/t gold and 22 g/t silver over 7.2 metres at 40 metres depth.

Recent drilling in the central western portion of the Bravo Zone has opened up new potential growth areas such as Calera.  Drilling in this area included a tight cluster of holes 180 metres west of the current Bravo mineral resources.  The best results from this location were in hole BRV17-156 which yielded two intercepts: 1.0 g/t gold and 10 g/t silver over 3.0 metres at 16 metres depth and 1.6 g/t gold and 29 g/t silver over 18.2 metres at 30 metres depth.  Also in this location, hole BRV17-180 intersected 1.7 g/t gold and 13 g/t silver over 12.3 metres at 52 metres depth.

There have been recent results from two structures in the Madrono Zone: the Madrono and Santa Martha veins.  In the Madrono Vein, hole MAD17-050 had four intercepts between 99 and 213 metres depth, including 1.9 g/t gold and 5 g/t silver over 13.6 metres at 202 metres depth.  Approximately 160 metres to the southeast, hole MAD17-061 reported 2.5 g/t gold and 53 g/t silver over 8.2 metres at 188 metres depth.

In the Santa Martha Vein, hole MAD17-083 had two intercepts: 3.5 g/t gold and 69 g/t silver over 17.8 metres at 142 metres depth and 1.8 g/t gold and 24 g/t silver over 14.0 metres at 163 metres depth.  Approximately 150 metres to the southeast, hole MAD17-070 intersected 3.3 g/t gold and 69 g/t silver over 5.4 metres at 124 metres depth.  Nearby, hole MAD17-068 was drilled vertically and intersected 2.4 g/t gold and 59 g/t silver over 7.0 metres at 170 metres depth.

The recent Madrono results show considerable thickness of mineralization and down-dip continuity of the vein system to the south; the zone continues to be open at depth.

The results of the current drill program have the potential to increase the gold and silver grade of the Bravo and Madrono Zones and consequently improve the mineral resources at Creston Mascota.  Construction of an access road to the Bravo Zone is underway.  This road could ultimately be used for pre-stripping activities on the zone.

La India — Exploration focused on Extending Near-Pit Mineralization and Other Near Mine Targets

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine - Operating Statistics

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
Tonnes of ore processed (thousands of tonnes)	1,329	1,535
Tonnes of ore processed per day	14,605	16,868
Gold grade (g/t)	0.65	0.76
Gold production (ounces)	24,211	27,438
Production costs per tonne	$11	$8
Minesite costs per tonne	$11	$8
Production costs per ounce of gold produced ($ per ounce):	$617	$437
Total cash costs per ounce of gold produced ($ per ounce):	$552	$381

Production costs per tonne in the second quarter of 2017 increased when compared to the prior-year period due to lower tonnes processed, higher contractor costs to accelerate open pit mine development, higher maintenance costs, higher ore and waste haulage costs as a result of longer trucking distances from the Main Zone pit and timing of unsold inventory.  Production costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne in the second quarter of 2017 increased when compared to the prior-year period due to reasons described above.  Total cash costs per ounce in the second quarter of 2017 increased when compared to the prior-year period due to lower gold production and the reasons described above.

La India Mine - Operating Statistics

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Tonnes of ore processed (thousands of tonnes)	2,731	2,931
Tonnes of ore processed per day	15,087	16,104
Gold grade (g/t)	0.69	0.80
Gold production (ounces)	50,507	55,669
Production costs per tonne	$10	$8
Minesite costs per tonne	$10	$8
Production costs per ounce of gold produced ($ per ounce):	$555	$412
Total cash costs per ounce of gold produced ($ per ounce):	$493	$371

Production costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to lower tonnes processed, higher contractor costs to accelerate open pit mine development, higher maintenance costs, higher ore and waste haulage costs as a result of longer trucking distances from the Main Zone pit and timing of unsold inventory.  Production costs per ounce for the first six months of 2017 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne for the first six months of 2017 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce for the first six months of 2017 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Relocation of the overland conveyor and liner installation for an additional heap leach area is approximately 78% complete.  The project is expected to be completed in August 2017 and improve processing efficiency.  In addition, installation of a mobile crusher is underway.  This crusher has a capacity of up to 3,000 tonnes per day, and is expected to be operational shortly and will provide an opportunity to treat incremental ore that is currently being stockpiled.

During the quarter, infill drilling was carried out on the Main Zone to evaluate the potential to extend mineral reserves and mineral resources below the current pit design.  Additional drilling is planned in the second half of 2017.

Drilling was also carried out at the nearby El Realito, Chipriona, Cerro de Oro and El Cochi zones during the second quarter, with encouraging results.  These areas are being drilled to evaluate the potential to increase mineral reserves and mineral resources in close proximity to the current mining areas.  Additional exploration work is planned in these areas in the second half of 2017.

Given the increases in mineral reserves and mineral resources in 2016 and ongoing exploration that appears to indicate the potential for further increases, the Company is evaluating location options to construct additional pad capacity.

El Barqueno — Exploration focus is on Extending the Azteca-Zapoteca Zones and Testing Other Target Areas

Agnico Eagle acquired its 100% interest in the El Barqueno project in November 2014.  The 63,997-hectare property is in the Guachinango gold-silver mining district of Jalisco State in west-central Mexico, approximately 150 kilometres west of the state capital of Guadalajara.  Drilling results for El Barqueno were last reported in the Company’s news release dated February 15, 2017.

The El Barqueno project contains a number of known mineralized zones and several prospects.  The project contains 301,100 ounces of gold in indicated mineral resources (8.4 million tonnes grading 1.11 g/t gold) and 362,000 ounces of gold in inferred mineral resources (7.2 million tonnes grading 1.56 g/t gold) as of December 31, 2016.  The indicated mineral resources are in the Azteca-Zapoteca and Pena de Oro zones, while the inferred mineral resources are in these two zones as well as the Angostura Zone, the Olmeca area (Socorro vein) and the El Rayo prospect.

In the second quarter of 2017, approximately 18,200 metres of drilling (55 holes) was completed with a focus on the extension of the Azteca-Zapoteca Zone, as well as at the Tecolote and San Diego prospects and the Mortero vein in the Olmeca prospect.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced.  All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a by-product, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be affected by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the basic net income per share as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.  Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce and all-in sustaining costs per ounce.  The estimates are based upon the total cash costs per ounce and all-in sustaining costs per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at July 26, 2017.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “indicate”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, other expenses and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Meliadine, Amaruq and LaRonde Zone 5, including the timing and funding thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2016 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2016 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Carol Plummer, Eng., Vice-President, Project Development, Southern Business; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration.  Each of them is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice

Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

SEC guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages for its estimates of mineral reserves and mineral resources.

The assumptions used for the December 2016 mineral reserves estimate at all longer life mines and advanced projects reported by the Company (other than the Meliadine project, the Canadian Malartic mine and the Upper Beaver project) were $1,150 per ounce gold, $16.50 per ounce silver, $0.95 per pound zinc, $2.15 per pound copper and foreign exchange rates of C$1.20 per $1.00, 16.00 Mexican pesos per $1.00 and $1.15 per €1.00 for all mines and projects other than the Lapa and Meadowbank mines in Canada, and the Creston Mascota mine and Santo Niño pit at the Pinos Altos mine in Mexico.  Due to the shorter remaining mine life for the Lapa and Meadowbank mines, and the Creston Mascota mine and Santo Niño pit at the Pinos Altos mine, the foreign exchange rates used were C$1.30 per $1.00 and 16.00 Mexican pesos per $1.00 (other assumptions unchanged).  At the Meliadine project, the same assumptions at December 2015 were used to estimate the December 2016 mineral reserves, which were $1,100 per ounce gold and a foreign exchange rate of C$1.16 per $1.00.

The Partnership, owned by Agnico Eagle (50%) and Yamana (50%), which owns and operates the Canadian Malartic mine, and CMC, owned by Agnico Eagle (50%) and Yamana (50%), which owns and manages the Upper Beaver project in Kirkland Lake, have estimated the December 2016 mineral reserves of the Canadian Malartic mine and the Upper Beaver project using the following assumptions: $1,200 per ounce gold; a cut-off grade at the Canadian Malartic mine between 0.33 g/t and 0.37 g/t gold (depending on the deposit); a C$125/tonne net smelter return for the Upper Beaver project; and a foreign exchange rate of C$1.25 per $1.00.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix: Infill drill intercepts from the Amaruq project

Recent infill drilling intercepts from the Amaruq project are set out in the table below and the drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and V Zone (IVR), Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ17-1172	WT	166.5	172.0	125	4.5	5.4	5.4
AMQ17-1187	WT	246.4	266.0	184	17.0	4.1	4.1
AMQ17-1191	IVR	91.0	96.9	77	5.8	6.7	6.7
AMQ17-1193	IVR	93.0	96.0	78	2.9	7.1	7.1
And	IVR	101.3	105.0	85	3.6	4.1	4.1
AMQ17-1198	IVR	88.0	94.0	75	5.8	4.2	4.2
And	IVR	109.5	114.8	92	5.1	4.3	4.3
AMQ17-1199	IVR	102.7	108.0	88	5.1	4.1	4.1
AMQ17-1208	WT	185.7	196.3	142	8.1	5.1	5.1
AMQ17-1243	WT	11.3	22.7	12	10.3	4.3	4.3
AMQ17-1278	IVR	29.4	42.5	28	11.3	3.2	3.2

* Holes at the Whale Tail deposit use a capping factor of 80 g/t gold.  Holes at the IVR deposit (including the V Zone) use a capping factor of 60 g/t gold.

Appendix: Selected drill collar coordinates

LaRonde 3 exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
LR-290-075A	5346891	689508	2,536	198	-56	530
LR-290-076	5346892	689508	2,536	209	-48	470
LR-290-077A	5346909	689414	2,532	194	-60	638
LR-293-021A	5346881	689576	2,556	184	-55	395
LR-293-022	5346881	689576	2,556	182	-54	431

* Coordinate System UTM Nad 83 Zone 17

Kittila mine exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE17-601	7538805	2558701	-655	079	-41	360
ROD14-003B	7538199	2558630	-515	091	-58	799
ROD14-003D	7538199	2558630	-515	091	-58	616
ROD17-700	7538498	2558632	-557	090	-70	879
ROD17-700B	7538498	2558632	-557	090	-70	885
VUG17-505	7539202	2558636	-656	067	-3	209
VUG17-506	7539200	2558637	-656	090	10	162
VUG17-508	7539301	2558641	-671	075	-9	171
VUG17-509	7539298	2558641	-670	108	-13	191
VUG17-511	7539403	2558657	-663	110	10	170

* Finnish Coordinate System KKJ Zone 2

Bravo and Madrono zones at Creston Mascota mine exploration drill collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
BRV17-156	3135599	760014	1,609	090	-60	141
BRV17-168	3135672	760454	1,831	090	-45	99
BRV17-180	3135628	759974	1,616	090	-60	135
BRV17-187	3135304	760316	1,723	090	-45	93
BRV17-196	3135455	760410	1,776	090	-45	60
MAD17-050	3134915	761541	2,079	000	-45	333
MAD17-061	3134823	761659	2,079	050	-45	180
MAD17-068	3134580	761907	2,126	000	-90	201
MAD17-070	3134620	761856	2,114	050	-45	156
MAD17-083	3134725	761742	2,115	050	-45	240

*Coordinate System UTM Nad 27 Zone

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Operating margin(i) by mine:
Northern Business
LaRonde mine	$54,062	$54,985	$124,764	$103,039
Lapa mine	8,189	14,437	14,394	25,243
Goldex mine	15,990	22,896	36,844	45,080
Meadowbank mine	62,668	34,733	120,141	68,062
Canadian Malartic mine(ii)	51,237	50,133	102,823	91,874
Kittila mine	21,741	22,079	51,582	46,165
Southern Business
Pinos Altos mine	41,138	48,392	83,171	84,212
Creston Mascota deposit at Pinos Altos	8,114	9,719	16,171	18,708
La India mine	19,103	24,818	39,472	46,367
Total operating margin(i)	282,242	282,192	589,362	528,750
Amortization of property, plant and mine development	128,440	154,658	260,949	300,289
Exploration, corporate and other	82,044	89,624	154,008	163,354
Income before income and mining taxes	71,758	37,910	174,405	65,107
Income and mining taxes expense	9,874	18,920	36,571	18,329
Net income for the period	$61,884	$18,990	$137,834	$46,778
Net income per share — basic (US$)	$0.27	$0.09	$0.60	$0.21
Net income per share — diluted (US$)	$0.26	$0.08	$0.60	$0.21

Cash flows:
Cash provided by operating activities	$183,950	$229,456	$406,561	$375,160
Cash used in investing activities	$(203,444)	$(122,651)	$(357,131)	$(230,246)
Cash provided by financing activities	$169,836	$199,494	$351,407	$197,906

Realized prices (US$):
Gold (per ounce)	$1,260	$1,268	$1,241	$1,230
Silver (per ounce)	$17.03	$17.21	$17.33	$16.25
Zinc (per tonne)	$2,642	$1,852	$2,721	$1,704
Copper (per tonne)	$5,660	$4,714	$6,018	$4,506

Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	72,090	75,159	151,002	150,496
Lapa mine	15,881	21,914	31,241	43,623
Goldex mine	30,337	31,452	63,008	63,792
Meadowbank mine	95,289	72,402	180,659	144,713
Canadian Malartic mine(ii)	82,509	72,502	153,891	146,115
Kittila mine	47,156	46,209	98,777	94,336
Southern Business
Pinos Altos mine	48,196	49,458	93,556	97,575
Creston Mascota deposit at Pinos Altos	12,074	12,398	23,318	23,949
La India mine	24,211	27,438	50,507	55,669
Total gold (ounces)	427,743	408,932	845,959	820,268

Silver (thousands of ounces):
Northern Business
LaRonde mine	337	266	609	512
Lapa mine	1	1	2	4
Goldex mine	1	1	1	1
Meadowbank mine	65	66	136	109
Canadian Malartic mine(ii)	89	86	173	164
Kittila mine	3	2	6	5
Southern Business
Pinos Altos mine	645	633	1,228	1,220
Creston Mascota deposit at Pinos Altos	70	50	126	98
La India mine	74	105	202	222
Total silver (thousands of ounces)	1,285	1,210	2,483	2,335

Zinc (tonnes)	1,724	1,318	2,729	1,932
Copper (tonnes)	907	1,141	2,179	2,295

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	72,706	72,005	158,162	147,262
Lapa mine	15,870	22,911	31,277	42,747
Goldex mine	30,165	30,605	63,377	62,560
Meadowbank mine	92,038	70,021	182,593	141,610
Canadian Malartic mine(ii)(iv)	77,380	72,259	141,240	137,344
Kittila mine	46,210	44,580	100,110	95,305
Southern Business
Pinos Altos mine	47,839	52,287	92,972	95,511
Creston Mascota deposit at Pinos Altos	11,414	12,117	23,040	23,962
La India mine	26,251	27,748	51,931	53,913
Total gold (ounces)	419,873	404,533	844,702	800,214

Silver (thousands of ounces):
Northern Business
LaRonde mine	319	267	607	499
Lapa mine	6	—	6	1
Goldex mine	1	1	1	1
Meadowbank mine	73	66	136	109
Canadian Malartic mine(ii)(iv)	75	76	154	149
Kittila mine	3	2	5	5
Southern Business
Pinos Altos mine	586	647	1,192	1,177
Creston Mascota deposit at Pinos Altos	70	49	120	96
La India mine	86	123	215	210
Total silver (thousands of ounces):	1,219	1,231	2,436	2,247

Zinc (tonnes)	1,645	673	3,781	1,278
Copper (tonnes)	885	1,164	2,114	2,320

Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$686	$707	$673	$689
Lapa mine	717	658	785	663
Goldex mine(vi)	603	513	564	510
Meadowbank mine	572	804	586	801
Canadian Malartic mine(ii)	558	641	566	606
Kittila mine	803	757	733	742
Southern Business
Pinos Altos mine	594	583	594	557
Creston Mascota deposit at Pinos Altos	648	542	634	535
La India mine	604	451	563	437
Weighted average total cash costs per ounce of gold produced	$628	$663	$622	$647

Total cash costs per ounce of gold produced — by-product basis (US$) (v):
Northern Business
LaRonde mine	$482	$543	$473	$536
Lapa mine	712	658	781	663
Goldex mine(vi)	603	513	564	509
Meadowbank mine	559	789	573	789
Canadian Malartic mine(ii)	540	621	548	589
Kittila mine	802	756	732	741
Southern Business
Pinos Altos mine	373	348	366	346
Creston Mascota deposit at Pinos Altos	550	469	538	465
La India mine	552	381	493	371
Weighted average total cash costs per ounce of gold produced	$556	$592	$548	$582

Notes:

(i) Operating margin is calculated as revenues from mining operations less production costs.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd..

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statement of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) The Goldex mine’s per ounce of gold produced calculations exclude 5,646 and 8,041 ounces for the three and six months ended June 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production, which occured as at July 1, 2017.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at June 30, 2017	As at December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$943,936	$539,974
Short-term investments	8,419	8,424
Restricted cash	395	398
Trade receivables	8,395	8,185
Inventories	432,090	443,714
Income taxes recoverable	433	—
Available-for-sale securities	128,100	92,310
Fair value of derivative financial instruments	15,219	364
Other current assets	149,762	136,810
Total current assets	1,686,749	1,230,179
Non-current assets:
Restricted cash	790	764
Goodwill	696,809	696,809
Property, plant and mine development	5,224,272	5,106,036
Other assets	86,422	74,163
Total assets	$7,695,042	$7,107,951
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$304,892	$228,566
Reclamation provision	7,895	9,193
Interest payable	12,491	14,242
Income taxes payable	16,893	35,070
Finance lease obligations	4,856	5,535
Current portion of long-term debt	—	129,896
Fair value of derivative financial instruments	679	1,120
Total current liabilities	347,706	423,622
Non-current liabilities:
Long-term debt	1,371,948	1,072,790
Reclamation provision	282,663	265,308
Deferred income and mining tax liabilities	810,429	819,562
Other liabilities	31,870	34,195
Total liabilities	2,844,616	2,615,477
EQUITY
Common shares:
Outstanding — 231,980,778 common shares issued, less 755,094 shares held in trust	5,244,150	4,987,694
Stock options	182,419	179,852
Contributed surplus	37,254	37,254
Deficit	(652,094)	(744,453)
Accumulated other comprehensive income	38,697	32,127
Total equity	4,850,426	4,492,474
Total liabilities and equity	$7,695,042	$7,107,951

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

REVENUES
Revenues from mining operations	$549,883	$537,628	$1,097,342	$1,028,159

COSTS, EXPENSES AND OTHER INCOME
Production(i)	267,641	255,436	507,980	499,409
Exploration and corporate development	34,323	38,100	59,636	66,485
Amortization of property, plant and mine development	128,440	154,658	260,949	300,289
General and administrative	27,754	24,337	58,508	49,160
Impairment loss on available-for-sale securities	5,814	—	5,814	—
Finance costs	17,835	17,391	37,541	35,192
Gain on derivative financial instruments	(10,655)	(670)	(14,455)	(10,291)
Gain on sale of available-for-sale securities	(3)	(1,799)	(79)	(1,918)
Environmental remediation	(190)	840	138	5,933
Foreign currency translation loss	2,647	5,517	3,499	12,287
Other expenses	4,519	5,908	3,406	6,506
Income before income and mining taxes	71,758	37,910	174,405	65,107
Income and mining taxes expense	9,874	18,920	36,571	18,329
Net income for the period	$61,884	$18,990	$137,834	$46,778

Net income per share - basic	$0.27	$0.09	$0.60	$0.21
Net income per share - diluted	$0.26	$0.08	$0.60	$0.21

Weighted average number of common shares outstanding (in thousands):
Basic	230,798	222,165	228,842	220,925
Diluted	233,531	225,169	231,234	223,568

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

OPERATING ACTIVITIES
Net income for the period	$61,884	$18,990	$137,834	$46,778
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	128,440	154,658	260,949	300,289
Deferred income and mining taxes	(8,671)	3,665	(8,140)	(13,321)
Gain on sale of available-for-sale securities	(3)	(1,799)	(79)	(1,918)
Stock-based compensation	9,530	7,860	24,920	17,646
Impairment loss on available-for-sale securities	5,814	—	5,814	—
Foreign currency translation loss	2,647	5,517	3,499	12,287
Other	(414)	4,227	(525)	68
Adjustment for settlement of reclamation provision	(1,989)	(402)	(2,295)	(1,634)
Changes in non-cash working capital balances:
Trade receivables	1,218	198	(210)	2,271
Income taxes	(14,807)	3,915	(18,610)	(9,809)
Inventories	(16,725)	6,894	(8,789)	31,505
Other current assets	(20,676)	6,124	(15,457)	10,144
Accounts payable and accrued liabilities	52,533	28,539	31,374	(17,797)
Interest payable	(14,831)	(8,930)	(3,724)	(1,349)
Cash provided by operating activities	183,950	229,456	406,561	375,160

INVESTING ACTIVITIES
Additions to property, plant and mine development	(192,272)	(123,263)	(320,911)	(223,957)
Acquisitions, net of cash and cash equivalents acquired	—	(5,499)	—	(5,499)
Net sales (purchases) of short-term investments	2,726	(540)	5	1,695
Net proceeds from sale of available-for-sale securities and other investments	6	6,979	197	7,278
Purchases of available-for-sale securities and other investments	(13,888)	(327)	(36,425)	(9,772)
(Increase) decrease in restricted cash	(16)	(1)	3	9
Cash used in investing activities	(203,444)	(122,651)	(357,131)	(230,246)

FINANCING ACTIVITIES
Dividends paid	(18,769)	(15,352)	(38,227)	(30,198)
Repayment of finance lease obligations	(1,466)	(2,570)	(3,148)	(5,084)
Proceeds from long-term debt	280,000	50,000	280,000	125,000
Repayment of long-term debt	(410,412)	(275,374)	(410,412)	(405,374)
Notes issuance	300,000	350,000	300,000	350,000
Long-term debt financing	(2,129)	(2,169)	(2,129)	(2,169)
Repurchase of common shares for stock-based compensation plans	(302)	(632)	(24,540)	(15,527)
Proceeds on exercise of stock options	19,969	93,003	30,882	157,427
Common shares issued	2,945	2,588	218,981	23,831
Cash provided by financing activities	169,836	199,494	351,407	197,906
Effect of exchange rate changes on cash and cash equivalents	407	(1,143)	3,125	932
Net increase in cash and cash equivalents during the period	150,749	305,156	403,962	343,752
Cash and cash equivalents, beginning of period	793,187	162,746	539,974	124,150
Cash and cash equivalents, end of period	$943,936	$467,902	$943,936	$467,902

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$31,433	$24,540	$38,300	$33,420
Income and mining taxes paid	$38,792	$13,448	$69,155	$66,765

AGNICO EAGLE MINES LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES
(thousands of United States dollars, except where noted)
(Unaudited)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
Total Production Costs by Mine	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
(thousands of United States dollars)
LaRonde mine	$46,641	$40,500	$91,006	$86,354
Lapa mine	11,762	14,791	24,649	27,575
Goldex mine	14,706	15,937	31,571	31,669
Meadowbank mine	54,397	54,761	108,375	106,971
Canadian Malartic mine(i)	52,752	47,974	85,253	88,788
Kittila mine	36,420	34,055	72,339	70,082
Pinos Altos mine	28,660	28,794	52,392	52,650
Creston Mascota deposit at Pinos Altos	7,361	6,623	14,339	12,404
La India mine	14,942	12,001	28,056	22,916
Production costs per the condensed interim consolidated statement of income	$267,641	$255,436	$507,980	$499,409

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)

Gold production (ounces)		72,090		75,159		151,002		150,496

Production costs	$46,641	$647	$40,500	$539	$91,006	$603	$86,354	$574
Inventory and other adjustments(iv)	2,839	39	12,658	168	10,679	70	17,277	115
Cash operating costs (co-product basis)	$49,480	$686	$53,158	$707	$101,685	$673	$103,631	$689
By-product metal revenues	(14,727)	(204)	(12,369)	(164)	(30,312)	(200)	(23,015)	(153)
Cash operating costs (by-product basis)	$34,753	$482	$40,789	$543	$71,373	$473	$80,616	$536

LaRonde Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2017				June 30, 2016				June 30, 2017				June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)

Tonnes of ore milled (thousands of tonnes)			520				569				1,079				1,147

Production costs	$46,641		$90		$40,500		$71		$91,006		$84		$86,354		$75
Production costs (C$)	C$	61,574	C$	118	C$	56,723	C$	100	C$	120,798	C$	112	C$	117,455	C$	102
Inventory and other adjustments (C$)(v)	(3,055)		(5)		3,565		6		(1,559)		(1)		2,061		2
Minesite operating costs (C$)	C$	58,519	C$	113	C$	60,288	C$	106	C$	119,239	C$	111	C$	119,516	C$	104

Lapa Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)

Gold production (ounces)		15,881		21,914		31,241		43,623

Production costs	$11,762	$741	$14,791	$675	$24,649	$789	$27,575	$632
Inventory and other adjustments(iv)	(382)	(24)	(375)	(17)	(140)	(4)	1,352	31
Cash operating costs (co-product basis)	$11,380	$717	$14,416	$658	$24,509	$785	$28,927	$663
By-product metal revenues	(80)	(5)	(4)	—	(94)	(4)	(17)	—
Cash operating costs (by-product basis)	$11,300	$712	$14,412	$658	$24,415	$781	$28,910	$663

Lapa Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2017				June 30, 2016				June 30, 2017				June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)

Tonnes of ore milled (thousands of tonnes)			134				161				264				322

Production costs	$11,762		$88		$14,791		$92		$24,649		$93		$27,575		$86
Production costs (C$)	C$	15,790	C$	118	C$	19,206	C$	119	C$	33,049	C$	125	C$	36,722	C$	114
Inventory and other adjustments (C$)(v)	(537)		(4)		(579)		(3)		(476)		(1)		1,386		4
Minesite operating costs (C$)	C$	15,253	C$	114	C$	18,627	C$	116	C$	32,573	C$	124	C$	38,108	C$	118

Goldex Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)(vi)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)

Gold production (ounces)		24,691		31,452		54,967		63,792

Production costs	$14,706	$596	$15,937	$507	$31,571	$574	$31,669	$496
Inventory and other adjustments(iv)	193	7	211	6	(559)	(10)	835	14
Cash operating costs (co-product basis)	$14,899	$603	$16,148	$513	$31,012	$564	$32,504	$510
By-product metal revenues	(7)	—	(2)	—	(15)	—	(8)	(1)
Cash operating costs (by-product basis)	$14,892	$603	$16,146	$513	$30,997	$564	$32,496	$509

Goldex Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)(vii)	June 30, 2017				June 30, 2016				June 30, 2017				June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)

Tonnes of ore milled (thousands of tonnes)			562				658				1,146				1,294

Production costs	$14,706		$26		$15,937		$24		$31,571		$28		$31,669		$24
Production costs (C$)	C$	19,822	C$	35	C$	20,782	C$	32	C$	42,125	C$	37	C$	42,081	C$	33
Inventory and other adjustments (C$)(v)	289		1		326		—		(684)		(1)		733		—
Minesite operating costs (C$)	C$	20,111	C$	36	C$	21,108	C$	32	C$	41,441	C$	36	C$	42,814	C$	33

Meadowbank Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)

Gold production (ounces)		95,289		72,402		180,659		144,713

Production costs	$54,397	$571	$54,761	$756	$108,375	$600	$106,971	$739
Inventory and other adjustments(iv)	92	1	3,474	48	(2,423)	(14)	8,920	62
Cash operating costs (co-product basis)	$54,489	$572	$58,235	$804	$105,952	$586	$115,891	$801
By-product metal revenues	(1,258)	(13)	(1,115)	(15)	(2,365)	(13)	(1,774)	(12)
Cash operating costs (by-product basis)	$53,231	$559	$57,120	$789	$103,587	$573	$114,117	$789

Meadowbank Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2017				June 30, 2016				June 30, 2017				June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)

Tonnes of ore milled (thousands of tonnes)			996				994				1,922				1,939

Production costs	$54,397		$55		$54,761		$55		$108,375		$56		$106,971		$55
Production costs (C$)	C$	72,521	C$	73	C$	70,547	C$	71	C$	143,935	C$	75	C$	139,667	C$	72
Inventory and other adjustments (C$)(v)	247		—		1,907		2		(2,894)		(2)		5,845		3
Minesite operating costs (C$)	C$	72,768	C$	73	C$	72,454	C$	73	C$	141,041	C$	73	C$	145,512	C$	75

Canadian Malartic Mine(i)	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)

Gold production (ounces)		82,509		72,502		153,891		146,115

Production costs	$52,752	$639	$47,974	$662	$85,253	$554	$88,788	$608
Inventory and other adjustments(iv)	(6,674)	(81)	(1,502)	(21)	1,889	12	(193)	(2)
Cash operating costs (co-product basis)	$46,078	$558	$46,472	$641	$87,142	$566	$88,595	$606
By-product metal revenues	(1,513)	(18)	(1,442)	(20)	(2,866)	(18)	(2,537)	(17)
Cash operating costs (by-product basis)	$44,565	$540	$45,030	$621	$84,276	$548	$86,058	$589

Canadian Malartic Mine(i)	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2017				June 30, 2016				June 30, 2017				June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)

Tonnes of ore milled (thousands of tonnes)			2,603				2,524				5,036				4,905

Production costs	$52,752		$20		$47,974		$19		$85,253		$17		$88,788		$18
Production costs (C$)	C$	70,868	C$	27	C$	51,749	C$	21	C$	113,864	C$	23	C$	102,343	C$	21
Inventory and other adjustments (C$) (v)	(9,261)		(3)		7,792		3		1,871		—		14,743		3
Minesite operating costs (C$)	C$	61,607	C$	24	C$	59,541	C$	24	C$	115,735	C$	23	C$	117,086	C$	24

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)

Gold production (ounces)		47,156		46,209		98,777		94,336

Production costs	$36,420	$772	$34,055	$737	$72,339	$732	$70,082	$743
Inventory and other adjustments(iv)	1,450	31	922	20	58	1	(102)	(1)
Cash operating costs (co-product basis)	$37,870	$803	$34,977	$757	$72,397	$733	$69,980	$742
By-product metal revenues	(40)	(1)	(32)	(1)	(84)	(1)	(79)	(1)
Cash operating costs (by-product basis)	$37,830	$802	$34,945	$756	$72,313	$732	$69,901	$741

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)

Tonnes of ore milled (thousands of tonnes)		439		389		862		821

Production costs	$36,420	$83	$34,055	$88	$72,339	$84	$70,082	$85
Production costs (€)	€32,748	€75	€30,761	€79	€65,852	€76	€62,964	€77
Inventory and other adjustments (€)(v)	1,118	2	620	2	(222)	—	(474)	(1)
Minesite operating costs (€)	€33,866	€77	€31,381	€81	€65,630	€76	€62,490	€76

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)

Gold production (ounces)		48,196		49,458		93,556		97,575

Production costs	$28,660	$595	$28,794	$582	$52,392	$560	$52,650	$540
Inventory and other adjustments(iv)	(8)	(1)	16	1	3,203	34	1,651	17
Cash operating costs (co-product basis)	$28,652	$594	$28,810	$583	$55,595	$594	$54,301	$557
By-product metal revenues	(10,663)	(221)	(11,577)	(235)	(21,358)	(228)	(20,549)	(211)
Cash operating costs (by-product basis)	$17,989	$373	$17,233	$348	$34,237	$366	$33,752	$346

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)

Tonnes of ore processed (thousands of tonnes)		620		605		1,173		1,107

Production costs	$28,660	$46	$28,794	$48	$52,392	$45	$52,650	$48
Inventory and other adjustments(v)	(70)	—	(416)	(1)	2,771	2	880	—
Minesite operating costs	$28,590	$46	$28,378	$47	$55,163	$47	$53,530	$48

Creston Mascota deposit at Pinos Altos	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)

Gold production (ounces)		12,074		12,398		23,318		23,949

Production costs	$7,361	$610	$6,623	$534	$14,339	$615	$12,404	$518
Inventory and other adjustments(iv)	466	38	92	8	435	19	402	17
Cash operating costs (co-product basis)	$7,827	$648	$6,715	$542	$14,774	$634	$12,806	$535
By-product metal revenues	(1,186)	(98)	(898)	(73)	(2,230)	(96)	(1,680)	(70)
Cash operating costs (by-product basis)	$6,641	$550	$5,817	$469	$12,544	$538	$11,126	$465

Creston Mascota deposit at Pinos Altos	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)

Tonnes of ore processed (thousands of tonnes)		596		573		1,120		1,089

Production costs	$7,361	$12	$6,623	$12	$14,339	$13	$12,404	$11
Inventory and other adjustments(v)	378	1	31	—	283	—	226	1
Minesite operating costs	$7,739	$13	$6,654	$12	$14,622	$13	$12,630	$12

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)

Gold production (ounces)		24,211		27,438		50,507		55,669

Production costs	$14,942	$617	$12,001	$437	$28,056	$555	$22,916	$412
Inventory and other adjustments(iv)	(313)	(13)	361	14	373	8	1,415	25
Cash operating costs (co-product basis)	$14,629	$604	$12,362	$451	$28,429	$563	$24,331	$437
By-product metal revenues	(1,268)	(52)	(1,907)	(70)	(3,547)	(70)	(3,703)	(66)
Cash operating costs (by-product basis)	$13,361	$552	$10,455	$381	$24,882	$493	$20,628	$371

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)

Tonnes of ore processed (thousands of tonnes)		1,329		1,535		2,731		2,931

Production costs	$14,942	$11	$12,001	$8	$28,056	$10	$22,916	$8
Inventory and other adjustments(v)	(687)	—	(1)	—	(318)	—	818	—
Minesite operating costs	$14,255	$11	$12,000	$8	$27,738	$10	$23,734	$8

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statement of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statement of income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be affected by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustment reflects production costs associated with the portion of production still in inventory.

(vi) The Goldex mine’s per ounce of gold produced calculations exclude 5,646 and 8,041 ounces for the three and six months ended June 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production, which occurred as at July 1, 2017.

(vii) The Goldex mine’s per tonne calculations exclude 117,784 and 175,514 tonnes for the three and six months ended June 30, 2017 and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production, which occured as at July 1, 2017.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
produced, except where noted)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Production costs per the condensed interim consolidated statement of income (thousands of United States dollars)	$267,641	$255,436	$507,980	$499,409
Adjusted gold production (ounces)(i)	422,097	408,932	837,918	820,268
Production costs per ounce of adjusted gold production(i)	$634	$625	$606	$609
Adjustments:
Inventory and other adjustments(ii)	(6)	(38)	16	38
Total cash costs per ounce of gold produced (co-product basis)(iii)	$628	$663	$622	$647
By-product metal revenues	(72)	(71)	(74)	(65)
Total cash costs per ounce of gold produced (by-product basis)(iii)	$556	$592	$548	$582
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	160	193	143	177
General and administrative expenses (including stock options)	66	60	70	60
Non-cash reclamation provision and other	3	3	3	3
All-in sustaining costs per ounce of gold produced (by-product basis)	$785	$848	$764	$822
By-product metal revenues	72	71	74	65
All-in sustaining costs per ounce of gold produced (co-product basis)	$857	$919	$838	$887

Notes:

(i) The Goldex mine’s per ounce of gold produced calculations exclude 5,646 and 8,041 ounces for the three and six months ended June 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(ii) Under the Company’s revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue.

(iii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statement of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.